UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2026

Commission file number 001-40306

UTIME LIMITED

7th Floor Building 5A

Shenzhen Software Industry Base

Nanshan, Shenzhen

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

UTime Limited, a Cayman Islands exempted company with limited liability (the “Company”), has recently been served with legal proceedings commenced in the High Court of the Hong Kong Special Administrative Region. The proceedings were initiated by Giant Credit Limited (the “Plaintiff”) against, among others, the Company. According to the statement of claim, the Plaintiff alleges that the Company acted as guarantor of certain loan obligations owed by another defendant and seeks recovery of outstanding principal, interest and related amounts. The Plaintiff claims approximately HK$20.4 million in aggregate, together with any additional interest, costs and other relief that may be awarded by the court.

The Company is currently reviewing the claims with its legal advisers and intends to respond appropriately within the applicable procedural deadlines. The Company believes it has defenses and reserves all rights with respect to the allegations contained in the statement of claim. At this stage, the Company is unable to reasonably estimate the ultimate outcome of the proceedings or the amount of loss, if any, that may result. The Company intends to vigorously defend its interests in this matter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UTIME LIMITED

Dated: September 30, 2026	By:	/s/ Hengcong Qiu
	Name:	Hengcong Qiu
	Title:	Chief Executive Officer
(Principal Executive Officer)